UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2020 (Report No. 1)

Commission File Number: 001-38866

TUFIN SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

Tufin Software Technologies Ltd. or the Company, today announced the results of the Company’s Annual General Meeting of Shareholders, or the Meeting, which was held at 6:00 p.m. (Israel time) on July 29, 2020, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the respective requisite majority in accordance with the Israel Companies Law, 5759-1999, and the Company’s articles of association, all proposals that were described in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on June 24, 2020.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-239715) and Form S-8 (File Nos. 333-237291 and 333-231985).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUFIN SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Reuven Kitov
Name: Reuven Kitov
Title: CEO & Chairman of the Board of Directors

Date: July 30, 2020